Exhibit 99.1

Inspira Announces $1.8 Million Registered Direct Offering Priced At-The-Market and Additional Equity Financing Agreement to Support Ongoing Commercial Execution

RA’ANANA, Israel, Dec. 15, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN, IINNW) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has entered into a definitive agreement with YA II PN, Ltd. (“YA”) for a registered direct offering of its ordinary shares, and has also entered into a Standby Equity Purchase Agreement (“SEPA”) with YA providing additional equity financing flexibility.

Inspira has entered into a definitive agreement for the issuance and sale, in a registered direct offering, of an aggregate of 1,565,217 ordinary shares at a purchase price of $1.15 per share, resulting in gross proceeds to the Company of approximately $1.8 million.

The offering is expected to close on or about December 16, 2025, subject to the satisfaction of customary closing conditions.

The ordinary shares are being offered and sold pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289324), which was declared effective by the SEC on December 12, 2025. The offering of such securities is being made only by means of a prospectus supplement that forms a part of the registration statement.

In addition, the Company has entered into the SEPA with YA, pursuant to which the Company has the right, but not the obligation, to sell up to $25 million of its ordinary shares over a 36-month period, at the Company’s discretion by issuing advance notices to YA following the effectiveness of a registration statement with the SEC registering the ordinary shares issuable pursuant to the SEPA . The Company is not required to draw on the facility and there are no minimum purchase requirements.

Transaction Highlights:

●	Registered Direct Offering: The Company has entered into a definitive agreement for the issuance and sale of ordinary shares at a purchase price of $1.15 per share, priced at-the-market, resulting in gross proceeds of approximately $1.8 million.

●	SEPA: To ensure long-term financial flexibility, the Company has also entered into a SEPA with YA. This facility provides the Company with the right, but not the obligation, to sell up to $25 million of its ordinary shares to YA over a 36-month period.

o	The Company emphasizes that it is not required to draw on this facility and there are no minimum purchase requirements. Sales under the SEPA are at the Company’s sole discretion, allowing for opportunistic capital raising if and when needed.

The Company expects to use the net proceeds from the registered direct offering, and any future proceeds from the SEPA, for working capital and general corporate purposes, specifically to support the Company’s strategic roadmap and planned operations.

“This financing creates a robust financial foundation for Inspira Technologies as we move decisively to translate our recent progress into meaningful commercial growth,” said Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies. “By securing immediate capital while simultaneously establishing a flexible long-term equity facility in the SEPA, we believe that we have strengthened our ability to advance key initiatives and support ongoing operations. This structure allows us to pursue our broader strategic objectives and brings the next phase of our development to fruition with greater financial flexibility.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements under U.S. federal securities laws. These forward-looking statements are based on the current expectations of the Company’s management and are subject to various risks and uncertainties that could cause actual results to differ materially from those described herein. For example, the Company is using forward-looking statements when it discusses Company’s ability to access additional capital as needed under the SEPA, that the financing creates a robust financial foundation for the Company, that this structure allows the Company to pursue its broader strategic objectives and brings the next phase of our development to fruition with greater financial confidence and the expected use of proceeds from the registered direct offering and the SEPA. Forward-looking statements include, but are not limited to, statements regarding the closing of the registered direct offering, the anticipated use of proceeds, and the Company’s ability to raise capital under the Standby Equity Purchase Agreement. More detailed information about risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025, as amended. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485